# HunterDouglas

# Annual Report 2006



HunterDouglas®


Luxaflex®

LUXALON®

DUETTE®

SILHOUETTE®

LUMINETTE®

VIGNETTE®


TURNILS®

Comfortex®


MERMET

Nedal®

**Rotterdam, The Netherlands**
World Headquarters and
European Operations

**Lucerne, Switzerland**
Management Office

**Upper Saddle River, NJ, USA**
North American Operations

**São Paulo, Brazil**
Latin American Operations

**Kuala Lumpur, Malaysia**
Asian Operations

**Sydney, Australia**
Australian Operations

# HunterDouglas

Hunter Douglas is the world market leader in window coverings and a major manufacturer of architectural products.

Hunter Douglas has its Head Office in Rotterdam, The Netherlands, and a Management Office in Lucerne, Switzerland.

The Group is comprised of 166 companies with 65 manufacturing and 101 assembly operations and marketing organizations in more than 100 countries.

Hunter Douglas employs about 20,000 people and had sales in 2006 of USD 2.630 billion.

9.7% higher to USD 2.630 billion;
compared with USD 2.397 billion in 2005.

14.1% higher to
USD 341.1 million; compared with USD 298.9 million in 2005.

31.3% higher to USD 260.9 million;
compared with USD 198.7 million in 2005.

USD 66.2 million;
compared with USD 24.4 million in 2005.

46.7% higher to USD 327.1 million;
compared with USD 223.1 million in 2005.

- Window Coverings and Architectural Products
- Manufactured and marketed in 5 geographic markets:
  Europe, North America, Latin America, Asia and Australia
- Entrepreneurial management: dynamic and performance oriented
- Decentralized organization structure
  - Global federation of small and medium-sized companies
  - Guiding principle: ‘Maximum accountability with minimum interference’
- Strong brands:
  **HunterDouglas**® in North America and
  **Luxaflex**® and **Luxalon**® in the rest of the world
- Unique and innovative proprietary products
- Creative marketing programs
- Wide geographic spread of business
- Integrated manufacturing

## Contents

## Two-year summary

| Millions, except per share data | Notes | USD 2006 | USD 2005 | EUR (Proforma*) 2006 | EUR (Proforma*) 2005 |
|---|---|---|---|---|---|
| **Net Sales** | | **2,630** | 2,397 | 2,093 | 1,920 |
| Income from Operations (EBIT) | | **341** | 299 | 271 | 240 |
| Net Profit from Operations | | **261** | 199 | 207 | 159 |
| Net Profit Investment Portfolio | | **66** | 24 | 53 | 20 |
| **Total Net Profit** | | **327** | 223 | 260 | 179 |
| Operating Cash flow | | **389** | 247 | 307 | 200 |
| Investments in tangible fixed assets | | **107** | 82 | 81 | 69 |
| Net Assets Employed | | **1,522** | 1,332 | 1,154 | 1,125 |
| Shareholders' equity | | **1,680** | 1,403 | 1,274 | 1,186 |
| **Per common share** | | | | | |
| - Total Net Profit | | **7.82** | 5.35 | 6.22 | 4.29 |
| - Operating Cash flow | | **9.30** | 5.93 | 7.34 | 4.80 |
| - Shareholders' equity | | **40.09** | 33.56 | 30.40 | 28.38 |
| - Dividend (proposed for 2006) | | **2.00** (EUR) | 1.85 (EUR) | 2.00 | 1.85 |
| **Ratios** | | | | | |
| Total Net Profit as % of equity | | **21.2%** | 16.7% | 21.2% | 16.9% |
| RONAE % Operations: | | | | | |
| (Return before interest/net assets employed) | | **25.1%** | 24.1% | 25.1% | 24.4% |

** As from the full year 2006 the Group has changed its presentation currency from EUR to U.S. dollars.*

Total Net Profit is Net Profit attributable to equity shareholders.
Total assets (excl. Investment Portfolio) minus trade and other payables.
Based on the average number of shares outstanding during affected year, adjusted for stock dividends.
Based on the number of shares outstanding at year-end, adjusted for stock dividends and treasury shares.

*USD x million*

### Net sales


1,590
1,870
2,150
2,397
2,630
2002
2003
2004
2005
2006

### Total net profit


118
174
230
223
327
2002
2003
2004
2005
2006

### Shareholders' equity


902
1,097
1,267
1,403
1,680
2002
2003
2004
2005
2006